ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - -

NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the nine month period ended September 30, 2013 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$831	$2,394
Restricted deposits	62	1,082
Accounts receivable	-	360
Other receivables and prepaid expenses	3,822	4,701

Total current assets	4,715	8,537

NON-CURRENT ASSETS:
Property and equipment, net	70	276
Long - term receivables	-	640
Exploration and evaluation assets	-	5,887

Total non-current assets	70	6,803

Total assets	$4,785	$15,340

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,012	$5,841
Other accounts payable and accrued liabilities	1,318	1,476

Total current liabilities	5,330	7,317

LONG-TERM LIABILITIES
Share warrants	-	3,013

Total long-term liabilities	-	3,013

EQUITY:
Share capital	-	-
Additional paid-in capital	33,985	33,966
Accumulated deficit	(34,530)	(28,956)

Total equity (deficit)	(545)	5,010

Total liabilities and equity	$4,785	$15,340

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited

Revenues and other income	$17	$1,571	$-	$422

Expenses:
Exploration expenses	1,843	787	114	249
General and administrative expenses	2,560	3,439	682	1,178
Impairment charge (Note 3)	4,216	65	1,730	-

Total expenses	8,619	4,291	2,526	1,427

Operating loss	(8,602)	(2,720)	(2,526)	(1,005)

Finance income	3,028	10	48	2
Finance expense	-	(535)	-	(457)

Loss before income tax expense	(5,574)	(3,245)	(2,478)	(1,460)
Income tax expense	-	(48)	-	-

Net comprehensive loss	$(5,574)	$(3,293)	(2,478)	$(1,460)

Net comprehensive loss attributed to:
Equity holders of the parent	$(5,574)	$(3,482)	(2,478)	$(1,533)
Non-controlling interests	-	189	-	73

	$(5,574)	$(3,293)	(2,478)	$(1,460)

Basic and diluted net earnings loss per share *) attributable to equity holders of the parent	$(0.09)	$(0.1)	$(0.04)	$(0.03)

Weighted average number of ordinary shares *) used in computing basic and diluted net loss per share	60,260,318	33,051,489	60,260,318	48,809,257

*) Post Consolidation- See Note 4a.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

	Attributable to equity holders of the Company
			Additional			Non-	Total
	Number of	Share	paid in	Accumulated		controlling	Equity
	shares ***)	Capital	capital	deficit	Total	interests	(Defecit)
	(Unaudited)

Balance as of January 1, 2012 (audited)	33,922,772	$-	$27,775	$(19,169)	$8,606	$220	$8,826

Shares issued in private placement, net	26,337,546	-	*) 5,215	-	5,215	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	550	550
Share-based compensation	-	-	976	-	976	-	976
Net loss and comprehensive loss	-	-	-	(8,554)	(8,554)	(2,003)	(10,557)
Adjustment of non-controlling interests **)	-	-	-	(1,233)	(1,233)	1,233	-

Balance as of December 31, 2012 (audited)	60,260,318	-	33,966	(28,956)	5,010	-	5,010

Share-based compensation	-	-	19	-	19		19
Net loss and comprehensive loss	-	-	-	(5,574)	(5,574)		(5,574)

Balance as of September 30, 2013 (unaudited)	60,260,318	$-	$33,985	$(34,530)	$(545)	$-	$(545)

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares ***)	Capital	capital	deficit	Total	interests	Equity
	(Unaudited)

Balance as of January 1, 2012 (audited)	33,922,772	$-	$27,775	$(19,169)	$8,606	$220	$8,826

Shares issued in public placement, net	26,337,546	-	*) 5,215	-	5,215	-	5,215
Investment by non-controlling interests	-	-	-	-	-	162	162
Share based compensation	-	-	876	-	876	-	876
Net loss and comprehensive loss	-	-		(3,482)	(3,482)	189	(3,293)

Balance as of September 30, 2012 (unaudited)	60,260,318	$-	$33,862	$(22,651)	$11,211	$571	$11,782

*)	Net of issuance expenses of $ 791.
**)	Due to assumption of liabilities of a subsidiary.
***)	Post Consolidation- See Note 4a .

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited
Cash flows from operating activities:

Net loss	$(5,574)	$(3,293)	(2,478)	$(1,460)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	20	(60)	10	(53)
Depreciation	116	78	22	31
Impairment charge for exploration and evaluation assets	4,415	65	1,545	-
Revaluation of warrants	(3,013)	(172)	-	(172)
Share-based payment	19	876	(162)	454

	1,557	787	1,415	260
Changes in asset and liability items:

Decrease (increase) in accounts receivable, other receivables and prepaid expenses	4,253	(5,737)	342	(2,025)
Increase (decrease) in trade payables	(1,829)	2,653	(1,108)	1,044
Increase (decrease) in other accounts payable and accrued liabilities	(158)	1,106	(236)	(398)

	2,266	(1,978)	(1,002)	(1,379)

Net cash used in operating activities	(1,751)	(4,484)	(2,065)	(2,579)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited

Cash flows from investing activities:

Expenditure on exploration and evaluation assets	(2,638)	(7,380)	-	(3,898)
Proceeds from sale of equipment and other assets	1,824	-	796	-
Purchase of property and equipment	-	(50)	-	(2)
Decrease in restricted deposits	1,022	(598)	-	(698)

Net cash provided by (used in) investing activities	208	(8,028)	796	(4,598)

Cash flows from financing activities:

Proceed from issuance of warrants, net of issuance expenses	-	5,312	-	5,312
Proceeds from issue of shares, net of issuance expenses	-	5,211	-	5,211
Investment in equity of subsidiary by non- controlling interests	-	162	-	-

Net cash provided by financing activities	-	10,685	-	10,523

Exchange differences on balances of cash and cash equivalents	(20)	60	(10)	53

Increase (decrease) in cash and cash equivalents	(1,563)	(1,767)	(1,279)	3,399
Cash and cash equivalents at the beginning of the period	2,394	8,094	2,110	2,928

Cash and cash equivalents at the end of the period	$831	$6,327	$831	$6,327

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas early-stage exploration company. These financial statements have been prepared in a condensed format as of September 30, 2013 and for the nine months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2012 and for the year then ended and the accompanying notes. The interim consolidated financial statements were approved for issuance by the Board of Directors on November 27, 2013.

b.	Financial position:

As reflected in the consolidated financial statements, as of September 30, 2013, the Company had an accumulated deficit of $34,530. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:	EXPLORATION AND EVALUATION ASSETS

The Company's accounts reflect only its proportionate interests in its oil and gas activities. The Following is a summary of the Company’s exploration and evaluation assets:

Oil and Gas
Licenses

Balance as of January 1, 2012	$38
Net additions	7,903
Impairment of exploration and evaluation assets	(65)

Balance as of September 30, 2012 (unaudited)	$7,876

Balance as of January 1, 2013	5,887
Net additions	2,243
Reclassification to Other receivables and prepaid expenses	(3,695)
Impairment of exploration and evaluation assets	(4,435)

Balance as of September 30, 2013 (unaudited)	$-

a.	Gabriella license:

Between July 2012 and January 2013, the Company, through its subsidiary Adira Energy Israel Ltd. (“Adira Israel”), Modi’in Energy Limited Partnership (“MELP”) and Brownstone Energy Inc. (“Brownstone”) entered into various agreements for the purpose of drilling the first exploration well on the Gabriella license. The drilling, however, was not accomplished and Adira Israel and MELP had similarly alleged that the other was in default of various obligations under the Joint Operating Agreement for the Gabriella license (the “Gabriella JOA”) and other agreements entered into on behalf of the Gabriella license participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella license due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the “Settlement Agreement Effective Date”), Adira Israel entered into a settlement and release agreement (the “Settlement Agreement”) with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations. Pursuant to the Settlement Agreement, the Gabriella license participants have agreed to waive and release each other from any claims and demands that they may have against each other with respect to the Gabriella license. The Agreement further provides that the Gabriella license participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well. As of September 30, 2013, Adira Israel’s net share of the costs totals approximately US$3.3 million (the “Settlement Costs”) and was payable in stages over a 60-90 day period from the Settlement Agreement Effective Date. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee. Adira Israel also agreed to reduce its overriding royalty interest (“ORRI”) from 5.25% to 2.625%.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Settlement Agreement preserves the option granted to MELP to purchase from Adira Israel a 15% participating interest in the Yitzhak License and Adira Israel's option to acquire a 15% participating interest in the Yam Hadera License from MELP pursuant to the Gabriella 2012 Agreement.

The Settlement Agreement also provides that the parties will work together to secure a new operator, under certain terms and conditions, and that Adira Israel will only be entitled to operator fees under the Gabriella JOA for the period following December 31, 2012, to the extent that Adira Israel pays the Settlement Costs in full.

Pursuant to the Settlement Agreement, in the event that Adira Israel does not pay the Settlement Costs, at MELP's request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its remaining ORRI.

As of the date of these financial statements, the Company was unable to meet its obligations under the Settlement Agreement and, as discussed above, may, at the request of Modi’in, be required to relinquish its interest in the Gabriella License. To date, such request has not been made.

On October 16, 2013, Adira Israel received an extension from the Ministry of Energy and Water Resources of the State of Israel ("the Ministry"). The extended work program for the Gabriella license requires the Company, and the other participants on the Gabriella license, to submit a request to the Ministry for the approval of a new operator that complies with Ministry regulations by February 28, 2014, to execute a drilling contract by April 30, 2014, to complete an Antisotricpic PSDM and coherent sub surface model by July 31, 2014, and to spud a well by August 31, 2014. The Gabriella license has been extended to September 1, 2014. In connection with the February 28, 2014 milestone, to name an alternative operator for Ministry approval, Adira Israel has agreed to resign as the operator of the Gabriella License.

The Company believes that based on the events described above, there are indicators of impairment of the Gabriella license and there is a low probability of realization of the asset from either the successful development or sale of the Gabriella license in the near future. Therefore, as of September 30, 2013, the Company recorded a $1,682 non-cash impairment charge arising from the write-off of exploration and evaluation assets in the statement of comprehensive loss.

b.	Yitzhak license:

On October 16, 2013, Adira Israel received an extension from the Ministry for the Yitzhak license. The extended work program for the Yitzhak license requires the Company, and the other participants on the Yitzhak license, to submit an Environmental Impact Assessment to the Central District Planning Committee of the State of Israel by January 1, 2014, and to execute a drilling contract by September 30, 2014. The Yitzhak license has been extended to October 15, 2014.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	EXPLORATION AND EVALUATION ASSETS (Cont.)

The Company believes that despite the extension received from the Ministry, there is a low probability of realization of the asset from either the successful development or sale of the license in the near future. Therefore, as of September 30, 2013, the Company recorded a $2,702 non-cash impairment charge arising from the write-off of exploration and evaluation assets in the statement of comprehensive loss.

c.	Samuel license:

On October 16, 2013, Adira GeoGlobal Ltd ("AGG"), a subsidiary of the Company, relinquished the Samuel license, offshore Israel, back to the State of Israel, as a result of challenging markets and difficulty in raising significant funds to drill multi well programs.

NOTE 4: -	EQUITY

a.

On August 9, 2013, the Company completed a consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every three pre- consolidation Common Shares (the "Consolidation"). All share and per share data for all periods presented have been adjusted to reflect the decrease in number of shares outstanding after the Consolidation.

b.	Stock Option Plan:

Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and an exercise price to be determined by the Company's Board of Directors. The maximum term of the options is ten years from the date of grant.

As of September 30, 2013, an aggregate of 2,656,703 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4: -	EQUITY (Cont.)

A summary of the status of the Plan as at September 30, 2013 and changes during the period was as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price

Balance, December 31, 2011	3,128,073	1.56
Options granted	3,376,667	0.63
Options forfeited	(617,703)	1.68

	5,887,036	1.02
Balance, December 31, 2012
Options granted	-	-
Options forfeited	(2,517,703)	0.98

Balance, September 30, 2013	3,369,333	1.09

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2013 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.87	$0.75	566,000	566,000	0.89
September 23, 2009	September 23, 2014	$0.66	$0.75	133,333	133,333	0.98
January 28, 2010	January 27, 2015	$1.68	$1.80	316,667	315,625	1.33
July 22, 2010	July 21, 2015	$0.75	$1.80	83,333	83,333	1.81
January 11, 2011	January 10, 2016	$1.98	$2.41	350,000	218,750	2.28
March 18, 2011	March 17, 2016	$1.77	$2.16	33,333	20,833	2.47
May 3, 2011	May 2, 2016	$1.56	$1.80	138,333	69,167	2.59
September 8, 2011	September 7, 2016	$1.26	$1.50	83,333	41,667	2.84
December 1, 2011	November 30, 2016	$1.23	$1.50	148,333	63,333	3.17
August 22, 2012	August 21, 2017	$0.45	$0.75	1,516,667	984,444	3.89

				3,369,333	2,496,486

*)	The exercise price of all options granted from 2011 to 2013 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of September 30, 2013.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4: -	EQUITY (Cont.)

c.	Share purchase warrants:

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	average
	warrants	exercise price

Balance as of January 1, 2012	5,019,125	$1.62
Warrants Exercised	27,455,213	$0.06

Balance as of September 30, 2013	32,474,338	$0.75

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire common share outstanding as of September, 2013 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

December 3, 2010	December 3, 2013	$1.02	1.65	4,583,333
December 3, 2010	December 3, 2013	$1.05	1.20	435,792
August 9, 2012	August 9, 2015	$0.21	0.60	26,337,547
August 9, 2012	August 9, 2014	$0.21	0.42	1,117,667

				32,474,338

*)	The exercise price of warrants granted in 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of September 30, 2013.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	EXPENSES BY NATURE

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited

Exploration Expenses:
Exploration license costs	1,822	715	116	237
Share-based compensation	21	72	(2)	12

Total Exploration Expenses	1,843	787	114	249

General and Administration Expenses:
Payroll and related payments	817	496	334	161
Professional fees	889	1,263	104	314
Share-based compensation	(2)	804	(160)	442
Travel	18	245	-	47
Rent and office expenses	267	202	58	61
Depreciation	116	78	22	31
Insurance	39	15	12	6
Marketing	55	-	20	-

Others	361	336	292	116

Total General and Administration Expenses	2,560	3,439	682	1,178

NOTE 6: -	SUBSEQUENT EVENTS

On July 1, 2013, the Company signed a non-brokered private placement (the "Private Placement") agreement for the sale of 61,728,395 post-Consolidation) Common Shares with Pelagic Investments Limited ("PI") for gross proceeds of $5,000. The Private Placement was expected to close on or about August 30, 2013.

On September 11, 2013 the Company announced that PI had breached the subscription agreement (the “Subscription Agreement”) between PI and the Company by failing to submit the subscription funds to Adira. As a result, the Private Placement was terminated.

On October 25, 2013 Adira filed a Statement of Claim in the Superior Court of Justice (Ontario) naming as defendants, PI. And its principle, Prentis B. Tomlinson Jr., The Company is seeking damages for breach of contract, intentional interference with economic relations and intentional misrepresentation.

As of the date of this report, the final outcome of the litigation cannot be predicted with certainty, and therefore, management cannot assess whether or not the results of this litigation will have a material effect on the financial statements of the Company.

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